UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 7)*
UpHealth, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities) 91532B200
(CUSIP Number)
Jeffrey C. Selman
DLA Piper LLP (US)
555 Mission Street, Suite 2400
San Francisco, CA 94105
(415) 615-6095

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) November 16, 2023
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91532B200
(1)	NAMES OF REPORTING PERSONS Chirinjeev Kathuria
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER 3,853,991
(8)	SHARED VOTING POWER 0
(9)	SOLE DISPOSITIVE POWER 3,853,991
(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,853,991
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7% [2]
(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1     On December 5, 2022, UpHealth, Inc., a Delaware corporation (the “Company”), effected a 10:1 reverse split of the outstanding shares of the common stock, par value $0.0001 per share, of the Company (“Common Stock”), such that each ten shares of Common Stock were combined and reconstituted into one share of Common Stock effective December 8, 2022. In connection with the reverse stock split, the CUSIP number of the Common Stock was changed to 91532B200. Except as noted, all share, stock option, restricted stock unit (“RSU”), and per share information throughout this statement has been retroactively adjusted to reflect this reverse stock split.

2    Calculations of percentage ownership in this Amendment No. 7 to Schedule 13D are based upon a total of 17,775,498 shares of Common Stock issued and outstanding as of November 17, 2023, as reported in the Company’s Quarterly Report on Form 10-Q for the three months ended September 30, 2023.
Page 1 of 1 Page

SCHEDULE 13D
(Amendment No. 7)
This Amendment No. 7 to Schedule 13D amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 21, 2021, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on June 1, 2022, Amendment No. 2 to Schedule 13D filed with the SEC on June 10, 2022, Amendment No. 3 to Schedule 13D filed with the SEC on June 28, 2022, Amendment No. 4 to Schedule 13D filed with the SEC on August 5, 2022, Amendment No. 5 to Schedule 13D filed with the SEC on October 14, 2022 and Amendment No. 6 to Schedule 13D filed with the SEC on December 7, 2022 (the “Original Schedule 13D”). Except as expressly set forth herein, there have been no changes in the information set forth in the Original Schedule 13D.
Item 2.    Identity and Background.
Items 2(a) and 2(c) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:
(a)This statement is being filed on behalf of Dr. Chirinjeev Kathuria (“Dr. Kathuria” or the “Reporting Person”), a member of the Company’s board of directors.
(c)Dr. Kathuria’s principal occupation or employment is in investment, business and philanthropy. He serves as a member of the Company’s board of directors.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
The share and per share information provided in this paragraph of Item 3 has not been retroactively adjusted for the reverse stock split. Certain of the shares of Common Stock reported herein as beneficially owned by the Reporting Person were acquired pursuant to a Business Combination Agreement, dated as of November 20, 2020, as amended, by and between the Company (f/k/a GigCapital2, Inc.), UpHealth Holdings, Inc., a Delaware corporation (“UpHealth Holdings”), and UpHealth Merger Sub, Inc., a Delaware corporation (such business combination agreement, the “BCA,” and such business combination, the “Business Combination”). The Business Combination closed on June 9, 2021 (the “Closing”). At the effective time of the Business Combination (the “Effective Time”), and subject to the terms and conditions of the BCA, each share of UpHealth Holdings common stock, without par value (the “UpHealth Holdings Stock”), was canceled and converted into the right to receive the number of shares of the Company’s Common Stock equal to the product of the number of shares of UpHealth Holdings Stock immediately prior to the Effective Time multiplied by 10.798327 without any additional consideration in connection with the consummation of the Business Combination. Pursuant to the terms of the BCA, Dr. Kathuria tendered 3,991,400 shares of UpHealth Holdings Stock in exchange for 43,100,443 shares of Common Stock.
The remaining shares of Common Stock reported herein as beneficially owned by Dr. Kathuria were acquired upon the vesting of RSUs granted by the Company to Dr. Kathuria in consideration for his service as a member of the board of directors of the Company pursuant to the Company’s 2021 Equity Incentive Plan (the “2021 EIP”).
Dr. Kathuria serves as a member of the board of directors of the Company and, in such capacity, may have influence over the corporate activities of the Company.
Item 4. Purpose of Transaction.
Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:
The information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.
The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review his investments in the Company on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Company’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.
Subject to the terms of the Voting Agreement (as defined in Item 6 herein), the Reporting Person may acquire additional securities of the Company, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the Company’s board of directors, and securityholders of the Company and other relevant parties or encourage, cause or seek to cause the Company or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Company; or other material changes to the Company’s business or corporate structure, including changes in management or the composition of the board of directors. There can be no assurance, however, that the Reporting Person will propose such a transaction, that any proposed transaction would receive the requisite approvals from the respective governing bodies, as applicable, or that any such transaction would be successfully implemented.
Additionally, the Reporting Person may be awarded additional equity pursuant to the 2021 EIP in consideration for his service as a member of the board of directors of the Company as described in Item 2 herein.
Other than as described above and in Item 6, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, and subject to the terms of the Voting Agreement, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
The information set forth in Item 6 is incorporated by reference in Items 5(a)–(d), as applicable.
(a)As of the date of this filing, the Reporting Person beneficially owns an aggregate of 3,853,991 shares of Common Stock, or approximately 21.7% of the total shares of the Company’s Common Stock issued and outstanding, based upon a total of 17,775,498 shares of Common Stock issued and outstanding as of November 17, 2023, as reported in the Company’s Quarterly Report on Form 10-Q for the three months ended September 30, 2023.
As of the date of this filing, the members of the Stockholder Group, who, together with the Reporting Person, comprise a group within the meaning of Section 13(d)(3) of the Act, beneficially own the shares of Common Stock as set forth next to their names:

Stockholder Name	No. of Shares Beneficially Owned(1)	Percentage Ownership(2)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Martin Beck	220,778	1.2%	34,614	308,372	34,614	308,372
Rewi Enterprises LLC	186,164	1.0%	0	186,164	0	186,164
TTC Healthcare Partners, LLC	122,208	0.7%	0	122,208	0	122,208
Dr. Avi S. Katz	513,318	2.9%	12,763	500,555	12,763	500,555
GigAcquisitions2, LLC	500,555	2.8%	0	500,555	0	500,555
Dr. Raluca Dinu	12,783	0.1%	12,783	0	12,783	0
Agnes Rey-Giraud	13,283	0.1%	13,283	0	13,283	0
Nathan Locke	12,783	0.1%	12,783	0	12,783	0
Luis Machuca	20,203	0.1%	20,203	0	20,203	0
Mark Guinan	20,203	0.1%	20,203	0	20,203	0
Jay Jennings	19,420	0.1%	19,420	0	19,420	0
Mariya Pylypiv(3)	677,580	3.8%	677,580	0	677,580	0
Chirinjeev Kathuria(3)	3,853,991	21.7%	3,853,991	0	3,853,991	0
(1)The Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other members of the Stockholder Group. The other members of the Stockholder Group have filed separate Schedule 13Ds with respect to their interests. The Reporting Person is not responsible for the completeness and accuracy of the information concerning any other members of the Stockholder Group.

(2)The beneficial ownership percentage used in this Schedule 13D is calculated based upon a total of 17,775,498 shares of Common Stock issued and outstanding as of November 17, 2023, as reported in the Company’s Quarterly Report on Form 10-Q for the three months ended September 30, 2023.

(3)Drs. Kathuria and Pylypiv have pledged approximately 83,461 and 14,449 shares of Common Stock, respectively, to the Company to secure their obligations under an agreement executed by Drs. Kathuria and Pylypiv.

(b)The persons named in response to Item 5(a) above have the sole voting power, shared voting power, sole dispositive power, and shared dispositive power with respect to the Common Stock as set forth in Item 5(a).
(c)The Reporting Person has not effected any transaction with respect to the Common Stock during the past 60 days.

(d)To the best knowledge of the Reporting Person, no one other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Person.
(e)Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
On November 16, 2023, the Company agreed to sell 100% of the outstanding equity interests of its wholly-owned subsidiary, Cloudbreak Health, LLC, a Delaware limited liability company (“Cloudbreak”), to Forest Buyer, LLC, a Delaware limited liability company (“Buyer”) and an affiliate of GTCR LLC, a leading private equity firm, pursuant to a membership interests purchase agreement (the “Purchase Agreement”), dated November 16, 2023, by and among the Company, Cloudbreak and Buyer (the “Sale” and all of the transactions and agreements contemplated by the Purchase Agreement, collectively, the “Transactions”). The Transactions are expected to close (the “Closing”) on the date that is the third business day following the satisfaction or waiver of each of the conditions to Closing, but in no event prior to March 15, 2024, unless consented to in writing by the Company and Buyer. The Sale, if and when consummated, will constitute a sale or transfer of a material amount of assets of the Company.
Voting Agreement
In connection and concurrently with the execution of the Purchase Agreement, the Reporting Person, in his capacity as a stockholder of the Company and in order to confirm his support of the Transactions, entered into a voting and support agreement, dated November 16, 2023 (the “Voting Agreement”), with the Company, Buyer and certain other stockholders of the Company which are directors and/or executive officers (or an affiliate thereof) of the Company (the Reporting Person and the other stockholders who are parties to the Voting Agreement shall be collectively referenced hereinafter as the “Stockholder Group”). The aggregate amount of shares of Common Stock beneficially owned by the Stockholder Group as described in Item 5(a) herein constitutes 30.9% of the issued and outstanding shares of Common Stock of the Company as of the date of this filing.
Pursuant to the Voting Agreement, the Stockholder Group has agreed, among other things, to vote (i) all of the shares of Common Stock owned of record or beneficially by held by them as of the date of the Voting Agreement and (ii) any additional shares of Common Stock or other voting securities of the Company acquired by the Stockholder Group or any of their respective affiliates prior to the record date for the special meeting of the Company’s stockholders to be held for the purpose of voting to approve the Transactions (the “Stockholder Meeting”), in favor of the approval of the Transactions and against any proposals that would reasonably be expected to result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company or Cloudbreak contained in the Purchase Agreement or result in any condition set forth in the Purchase Agreement not being satisfied or not being fulfilled prior to the Closing. Accordingly, the Voting Agreement relates to, and the agreement by the Stockholder Group to vote in favor of the approval of the Transactions in accordance therewith may result in, a sale or transfer of a material amount of assets of the Company.
The Voting Agreement provides that, if any member of the Stockholder Group (i) fails to comply with its obligations to return any proxy card or voting instructions it receives in respect of the Stockholder Meeting in accordance with the Voting Agreement or (ii) otherwise attempts to vote its shares of Common Stock or other securities that are subject to the Voting Agreement, in person or by proxy, in a manner that is inconsistent with its obligations under the Voting Agreement (each, a “Triggering Event”), such member of the Stockholder Group will be deemed, upon and as of the time of such Triggering Event, to irrevocably appoint as its proxy and attorney-in-fact the officers of Buyer, each of them individually, with full power of substitution and resubstitution, to vote such shares in accordance with the Voting Agreement.
The Voting Agreement restricts the ability of the Stockholder Group to transfer or sell shares of Common Stock, subject to certain limited exceptions. The obligations of the Stockholder Group under the Voting Agreement terminate automatically and without further action upon the earliest to occur of: (i) the valid termination of the Purchase Agreement in accordance with its terms, (ii) a change in the recommendation of the board of directors of the Company that the Transactions be approved by the Company’s stockholders in a manner that is adverse to Buyer, as set forth in the Purchase Agreement, (iii) written notice of termination of the Voting Agreement by Buyer to the Stockholder Group or by mutual written agreement, (iv) the time that the Company has obtained the affirmative vote in favor of the Transactions by the holders of a majority of the issued and outstanding shares of Common Stock entitled to vote thereon, voting together as a single class in person or by proxy at the Stockholder Meeting, and (v) the Closing.
The Reporting Person or any of his affiliates may, subject to market conditions and other factors, purchase additional Common Stock in the open market, in privately negotiated transactions or otherwise, or sell or distribute in kind at any time all or a portion of the Common Stock now owned or hereafter acquired by them, except to the extent prohibited by the Voting Agreement as described above.
The foregoing is not a complete summary of the Voting Agreement and is qualified in its entirety by reference to the Voting Agreement, which is filed as Exhibit 99.1 in Item 7 hereto and incorporated by reference herein.
Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Voting and Support Agreement, dated November 16, 2023, by and among UpHealth, Inc., Forest Buyer, LLC and the stockholders set forth on the signature pages thereto.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 27, 2023
CHIRINJEEV KATHURIA

/s/ Chirinjeev Kathuria